UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

Form 6-K

_________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2026 (Report No. 2)

Commission File Number: 001-40753

_________________

ICECURE MEDICAL Ltd.
(Translation of registrant’s name into English)

_________________

7 Ha’Eshel St., PO Box 3163
Caesarea, 3079504 Israel
(Address of principal executive offices)

_________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is IceCure Medical Ltd.’s (the “Registrant”) Notice of Meeting, Proxy Statement and Proxy Card for the Annual and Special General Meeting of Shareholders to be held on Monday, November 2, 2026 (the “Meeting”).

Only shareholders of record who hold ordinary shares, no par value, of the Registrant at the close of business on Monday, October 5, 2026, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Copies of the Notice of Meeting, Proxy Statement and Proxy Card for the Meeting are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-297030, 333-290046 and 333-258660) and Form S-8 (333-298361, 333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.
99.1	Notice of Meeting for the Annual and Special General Meeting of Shareholders to be held on November 2, 2026.
99.2	Proxy Statement for the Annual and Special General Meeting of Shareholders to be held on November 2, 2026.
99.3	Proxy Card for the Annual and Special General Meeting of Shareholders to be held on November 2, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.
Date: September 28, 2026	By:	/s/ Eyal Shamir
	Name:	Eyal Shamir
	Title:	Chief Executive Officer

3